               LMS ANNOUNCES FIRST QUARTER 2006 FINANCIAL RESULTS

FOR IMMEDIATE RELEASE

MONTREAL, QUEBEC, AUGUST 12, 2005 - LMS MEDICAL SYSTEMS (TSX: LMZ, AMEX: LMZ), a
healthcare technology company and developer of the CALM(TM) system (Computer
Assisted Labor Management) today reported results of operations for the first quarter ended June 30th, 2005. All amounts are in Canadian dollars.

Revenue for the first quarter totaled $268,000 versus $231,000 for the same period last year. The loss for the first quarter of fiscal 2006 was $2,462,000
($0.15 per share) versus a loss of $1,801,000 ($0.13 per share) for the same period in fiscal 2005. The increased loss resulted primarily from additional net research and development expenses in the amount of $355,000 due to an increase of contractual staff in the drive to release CALM(TM) 3.0, as well as additional administrative expenses of $193,000 for functions related to being a public company in the U.S. and Canada.

Cash, cash equivalents and short-term investments held to maturity, as at June
30, 2005 totaled $10,506,000 versus $11,858,000 as at March 31, 2005. The decrease is a function of our net loss of $2,462,000 for the three months ended
June 30, 2005, reduced by stock based compensation of $225,000 and offset by a net change in non-cash operating working capital of $965,000, which resulted primarily from the collection of accounts receivable and the receipt of an amount of $560,000 of investment tax credits receivable during the period.

An expanded Management's Discussion and Analysis for the quarter, and previous periods, is accessible on the LMS website at www.lmsmedical.com

HIGHLIGHTS:

     o    We have substantially completed CALM(TM)3.0, our labor and delivery product suite for large scale health facilities and expect to release the final product in the coming weeks. CALM(TM)3.0 is the newest release of our CALM(TM) suite of products, and is currently scheduled for installation at a number of leading U.S. based hospitals.

     o    We unveiled CALM(TM) Shoulder Screen, a new addition to our Decision
          Support Suite. CALM(TM) Shoulder Screen focuses on the prediction of shoulder dystocia, a key obstetrical challenge.

     o    In April of 2005, we entered into an agreement with AON Risk Services, a subsidiary of AON Corporation, to assist hospitals in improving their risk management profile in obstetrics. LMS and AON will work together to expand our customer base. AON will propose to its clients that they consider the implementation of LMS decision support tools to address key clinical indicators with their obstetrics practice.

     o    We have established a Risk and Patient Safety Advisory Board that will provide guidance on how to achieve widespread adoption of our risk management tools. This will include strategies to mobilize hospital teams to implement proactive risk reduction programs and to develop value propositions that address the concerns of hospital
          administrators, clinicians, risk managers and insurers. To date, Dr.
          Thomas J. Garite, Professor Emeritus in the Department of Obstetrics
          and Gynecology at the University of California, Irvine, Editor in
          Chief of the American Journal of Obstetrics and Gynecology; Dr. Eric
          Knox, professor of OB/GYN at the University of Minnesota and Dr.
          Marilyn Sue Bogner, President and Chief Scientist with the Institute for the Study of Human Error have been appointed to the Advisory Board which will be chaired by Mr.

          Harry G. Hohn of New York. Mr. Hohn, the former Chairman and Chief
          Executive Officer of New York Life is also a member of our Board of
          Directors.

LMS WILL HOLD ITS ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS ON WEDNESDAY
SEPTEMBER 14, 2005, AT 2:00P.M. EASTERN TIME AT THE QUEEN ELIZABETH HOTEL IN
MONTREAL.

ABOUT LMS:

LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM(TM) Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and decision support tools designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

For further information please contact: Andrea Miller, Communications
                                        LMS Medical Systems Inc.
                                        Tel: (514) 488-3461 Ext. 238
                                        Fax: (514) 488-1880
                                        E-mail investor@lmsmedical.com
                                        Website: www.lmsmedical.com

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities
Litigation Reform Act of 1995. Without limiting the foregoing, the words
"believes," "anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

LMS MEDICAL SYSTEMS INC.

                       INTERIM CONSOLIDATED BALANCE SHEETS

As at                                         [Unaudited]



                                                          JUNE 30,     MARCH 31,
                                                            2005          2005
                                                             $             $
                                                        -----------   -----------

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                10,455,575     2,843,989
Short-term investments                                       50,000     9,013,583
Accounts receivable                                         249,945       739,588
Investment tax credits receivable                           680,300     1,182,888
Prepaid expenses                                            296,577       375,837
                                                        -----------   -----------
TOTAL CURRENT ASSETS                                     11,732,397    14,155,885
                                                        -----------   -----------
Property, plant and equipment                               537,307       502,196
Patents                                                     144,664       110,287
                                                        -----------   -----------
                                                         12,414,368    14,768,368
                                                        ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                  1,051,661     1,200,448
Deferred revenues and deposits from distributors            822,864       780,357
Current portion of obligations under capital leases          41,134        44,558
                                                        -----------   -----------
TOTAL CURRENT LIABILITIES                                 1,915,659     2,025,363
                                                        -----------   -----------
Long-term portion of obligations under capital leases        31,835        39,105
                                                        -----------   -----------
                                                          1,947,494     2,064,468
                                                        -----------   -----------
SHAREHOLDERS' EQUITY
Capital stock [note 2]                                   47,616,028    47,616,028
Contributed surplus [note 2]                              1,622,614     1,255,108
Warrants [note 2]                                           255,086       397,592
Deficit                                                 (39,026,854)  (36,564,828)
                                                        -----------   -----------
TOTAL SHAREHOLDERS' EQUITY                               10,466,874    12,703,900
                                                        -----------   -----------
                                                         12,414,368    14,768,368
                                                        ===========   ===========


See accompanying notes

LMS MEDICAL SYSTEMS INC.

                  INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

For the three-month period ended                                     [Unaudited]

                                                         JUNE 30,     JUNE 30,
                                                           2005         2004
                                                             $            $
                                                        ----------   ----------
Software licenses                                          179,869       95,170
Hardware                                                        --      110,055
Technical support and other                                 88,046       26,232
                                                        ----------   ----------
TOTAL REVENUES                                             267,915      231,457
                                                        ----------   ----------
OPERATING EXPENSES
Research and development costs                             975,747      691,346
Investment tax credits                                     (56,350)    (127,235)
                                                        ----------   ----------
NET RESEARCH AND DEVELOPMENT EXPENSES                      919,397      564,111
                                                        ----------   ----------
Direct costs of revenue                                     33,938       72,989
Selling and market development                             583,067      509,939
Administrative                                             669,739      476,435
Customer support                                           253,830      167,293
Quality assurance                                           55,188       42,517
Stock compensation expense                                 225,000           --
Special charges                                                 --      223,441
Amortization of property, plant and equipment               48,006       27,627
Amortization of patents                                      1,403          866
Foreign exchange loss (gain)                                 6,852       (4,268)
                                                        ----------   ----------
                                                         2,796,420    2,080,950
                                                        ----------   ----------
OPERATING LOSS                                          (2,528,505)  (1,849,493)

Other interest income, net                                 (66,479)     (48,233)
                                                        ----------   ----------
NET LOSS                                                (2,462,026)  (1,801,260)
                                                        ----------   ----------
BASIC AND DILUTED LOSS PER SHARE
   [note 3]                                                  (0.15)       (0.13)
                                                        ==========   ==========

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                   INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

For the three-month period ended                                     [Unaudited]

                                                        JUNE 30,     JUNE 30,
                                                          2005         2004
                                                           $             $
                                                      -----------   -----------
DEFICIT, BEGINNING OF PERIOD                          (36,564,828)  (26,280,254)
Net loss                                               (2,462,026)   (1,801,260)
Shares, options, warrants and unsecured convertible
   debentures issuance costs                                   --      (749,950)
Costs related to reverse takeover transaction                  --      (204,816)
                                                      -----------   -----------
DEFICIT, END OF PERIOD                                (39,026,854)  (29,036,280)
                                                      ===========   ===========

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month period ended                                     [Unaudited]

                                                         JUNE 30,     JUNE 30,
                                                           2005         2004
                                                             $            $
                                                        ----------   ----------
OPERATING ACTIVITIES
Net loss                                                (2,462,026)  (1,801,260)
Adjustments for non-cash items:
   Amortization of assets                                   49,409       28,493
   Stock based compensation                                225,000           --
   Net changes in non-cash operating working capital
      items                                                965,211     (217,885)
                                                        ----------   ----------
CASH FLOWS RELATED TO OPERATING ACTIVITIES              (1,222,406)  (1,990,652)
                                                        ----------   ----------
INVESTING ACTIVITIES
Maturity of short-term investments                       8,963,583           --
Additions to property, plant and equipment                 (83,117)     (59,574)
Additions to patents                                       (35,780)          --
                                                        ----------   ----------
CASH FLOWS RELATED TO INVESTING ACTIVITIES               8,844,686      (59,574)
                                                        ----------   ----------
FINANCING ACTIVITIES
Repayment of obligations under capital leases              (10,694)      (7,427)
Capital stock and other equity instruments issuance
   costs                                                        --     (749,950)
Increase of capital stock resulting from the reverse
   takeover transaction                                         --      958,432
Issuance of capital stock                                       --   12,120,000
Costs related to reverse takeover transaction                   --     (148,816)
                                                        ----------   ----------
CASH FLOWS RELATED TO FINANCING ACTIVITIES                 (10,694)  12,172,239
                                                        ----------   ----------
NET CHANGE IN CASH AND CASH EQUIVALENTS                  7,611,586   10,122,013
Cash and cash equivalents, beginning of period           2,843,989    1,431,123
                                                        ----------   ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                10,455,575   11,553,136
                                                        ==========   ==========

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at June 30, 2005                                                  [Unaudited]

1.   DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

DESCRIPTION OF BUSINESS

LMS Medical Systems Inc.[the "Company" or "LMS"] is incorporated under the
Canada Business Corporations Act. The Company is an early stage company operating in a single business segment and its principal activities have been devoted to the development of leading-edge technology in care management tools in the labor and delivery setting. The Company is currently pursuing its research and development activities as well as the implementation of its distribution network.

To date the Company has financed its cash requirements primarily from share issuances, loans payable, convertible debentures, investment tax credits and contract revenues. The success of the Company is dependent on obtaining the necessary regulatory approvals, generating revenue from the licensing of its technology in care management tools or directly from its technology and achieving future profitable operations. It will be necessary for the Company to raise additional funds for the continuing development and marketing of its technology.

BASIS OF PRESENTATION

These unaudited interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles [Canadian GAAP] for interim financial information.
Accordingly, they do not include all of the disclosures required by Canadian
GAAP for annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements of LMS as at March 31, 2005 and 2004 and for the year ended March 31, 2005, the five-month period ended March 31, 2004 and the years ended October 31, 2003 and
2002. The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those in the audited annual consolidated financial statements of LMS. The consolidated balance sheet as at March 31, 2005 has been derived from the audited consolidated financial statements of LMS at this date but does not include all of the information and footnotes required by Canadian GAAP for complete financial statements.

                                                                               1

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at June 30, 2005                                                  [Unaudited]

2.   CAPITAL STOCK

An unlimited number of common shares without par value are authorized.

There were no changes in common shares issued and outstanding during the period.
Common shares issued and outstanding are summarized as follows:

                                                           NUMBER          $
                                                         ----------   ----------
COMMON SHARES
                                                         ----------   ----------
BALANCE AS AT MARCH 31 AND JUNE 30, 2005                 16,503,177   47,616,028
                                                         ==========   ==========

WARRANTS

                                                             NUMBER        $
                                                           ---------   --------
Balance as at March 31, 2005                               1,117,177    397,592
Expired                                                     (429,085)  (142,506)
                                                           =========   ========
BALANCE AS AT JUNE 30, 2005                                  688,092    255,086
                                                           =========   ========

During the period, 429,085 warrants expired. These warrants were valued at
$142,506. This amount has been credited to contributed surplus. As at June 30,
2005, each outstanding warrant allows its holder to acquire one common share for cash consideration of: $3.23 for 596,561 warrants, $3.32 for 71,531 warrants and
$4.85 for 20,000 warrants. The warrants expire from March 2006 to September 2009 with an average remaining life of 2.9 years as at June 30, 2005. When warrants are exercised or expired, the carrying value of the warrants is credited to contributed surplus.

                                                                               2

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at June 30, 2005                                                  [Unaudited]

2.   CAPITAL STOCK [CONT'D]

The changes to number of stock options granted and their weighted average exercise price are as follows:

                                                               WEIGHTED AVERAGE
                                                                EXERCISE PRICE
                                                              -----------------
STOCK OPTIONS

                                                                NUMBER      $
                                                              ---------   -----
Balance as at March 31, 2005                                  1,386,499    4.30
Cancelled                                                       (75,472)  (4.38)
                                                              =========   =====
BALANCE AS AT JUNE 30, 2005                                   1,311,027    4.29
                                                              =========   =====

During the three-month period ended June 30, 2005 and 2004, the Company recorded stock option expense of $225,000 and nil, respectively.

Prior to November 1, 2003, no compensation expense was recognized when options were issued to employees and directors. Pro forma disclosure regarding options granted under the LMS stock option plan prior to November 1, 2003 is as follows:

                                                       THREE MONTH PERIOD ENDED
                                                       ------------------------
                                                         JUNE 30,     JUNE 30
                                                           2005        2004
                                                            $            $
                                                       ----------   ----------
NET LOSS                                               (2,462,026)  (1,801,260)
Stock-based compensation costs that would have been
   included in the determination of net loss if the
   fair value based method had been applied               (25,525)     (29,349)
                                                       ==========   ==========
PRO FORMA NET LOSS                                     (2,487,551)  (1,830,609)
                                                       ==========   ==========
PRO FORMA BASIC AND DILUTED LOSS PER SHARE                  (0.15)       (0.13)
                                                       ==========   ==========

                                                                               3

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at June 30, 2005                                                  [Unaudited]

2.   CAPITAL STOCK [CONT'D]

OTHER STOCK BASED COMPENSATION PLANS

LMS has a bonus plan that provides for annual awards to eligible executives and employees based on achievement of corporate and individual performance objectives. The fair value of these awards is to be paid in common shares and is based upon the market price of the shares on the TSX on the date the awards are granted. For the period ended June 30, 2005, an additional 32,342 Common Shares are expected to be granted under the plan having a fair value of $100,000 for a cumulative total of 46,938 Common Shares for $156,000 as at June 30, 2005.

In addition, LMS has a Deferred Share Unit plan that provides for the payment of director's quarterly fixed compensation with deferred share units. Each deferred share unit is a right granted by LMS to an eligible director to receive one common share. The number of deferred share units to be granted under the plan is determined by the closing market price of the common shares on the Toronto Stock
Exchange for the five business days ending on the last business day of each fiscal quarter. For the period ended June 30, 2005, an additional 18,313 deferred share units had been conditionally granted under the plan having a fair value at the grant date of $56,625 for a cumulative total of 32,937 deferred share units for $113,250 as at June 30, 2005.

The shares to be paid under both these plans are subject to shareholder approval. LMS has determined that it would have to pay the amounts due under these plans if such plans are not approved, and has therefore recorded $156,625 as a charge to income and classified the amounts due under accounts payable and accrued liabilities. As at June 30, 2005, LMS had recorded $269,250 under accounts payable and accrued liabilities related to these two plans.

                                                                               4

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at June 30, 2005                                                  [Unaudited]

3.   BASIC AND DILUTED LOSS PER SHARE

The numerator and denominator for the calculation of basic and diluted loss per share is as follows:

                                                        THREE MONTH PERIOD ENDED
                                                        ------------------------
                                                         JUNE 30,     JUNE 30,
                                                           2005         2004
                                                             $            $
                                                        ----------   ----------
NUMERATOR
                                                        ----------   ----------
NET LOSS ATTRIBUTABLE TO COMMON SHARES - BASIC
   AND DILUTED                                          (2,462,026)  (1,801,260)
                                                        ----------   ----------

DENOMINATOR
Weighted-average number of common shares - basic
   and diluted                                          16,503,177   14,343,778
                                                        ==========   ==========

4.   COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

                                                                               5

LMS' MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

The management's discussion and analysis ("MD&A") which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of LMS Medical
Systems Inc. ("LMS" or "the Company") for the first quarter ended June 30, 2005.
This MD&A should be read in conjunction with the unaudited interim first quarter financial statements as at and for the three month period ended June 30, 2005 and the annual audited consolidated financial statements and notes of LMS as at
March 31, 2005 and 2004 and for the year ended March 31, 2005, the five-month period ended March 31, 2004 and the years ended October 31, 2003 and 2002, which are prepared in accordance with Canadian generally accepted accounting principles. Material differences between Canadian and United States generally accepted accounting principles, as applicable to our Company, are set forth in
Note 17 to the annual audited consolidated financial statements of LMS.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our MD&A contains forward-looking statements which reflect our Company's current expectations regarding future events. The forward-looking statements in this quarterly filing, which includes this MD&A describe our expectations on August
11, 2005. The forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "estimate", "expect"
and "intend" and statements that an event or result "may", "will", "should",
"could" or "might" occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance of and demands for new products, the impact of the products and pricing strategies of competitors, delays in developing and launching new products, the regulatory environment, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. Many risks are inherent in the industry; others are more specific to our Company. Investors should consult the "Risk Factors" section of the Company's form 20-F as well as our Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise.

As at August 11, 2005, there were 16,503,177 common shares outstanding, and
1,311,027 options as well as 688,092 warrants outstanding to purchase common shares. Not included in the above are 79,875 common shares to be issued under stock based compensation plans which are subject to Shareholders approval.

All dollar figures in this MD&A are in Canadian dollars unless otherwise indicated. "We", "us", "our" or "our Company" means LMS Medical Systems Inc. and its subsidiaries unless otherwise indicated.

OVERALL PERFORMANCE

We are an obstetrics-focused healthcare technology company. Based on advanced medical research focusing on the Labor & Delivery cycle, our unique technology provides obstetrics and gynecology teams and hospitals with state-of-the-art clinical decision support tools to assist them in achieving clinical and cost effective interventions.

Our core technology, Computer Assisted Labor Management (CALM(TM)) was developed at the Faculty of Medicine, McGill University in Montreal, with Dr. Emily
Hamilton as the principal investigator.

OVERVIEW

For the past nine years, we have been actively developing a series of software-based products that are focused in the area of obstetrics. Our products specifically deal with the labor and delivery process. In particular, our products focus on how labor develops in the mother and impacts the fetus. It is well known that distress created by the labor and delivery process often results in birth related brain damage.

The most significant developments affecting our Company in the first quarter ended June 30, 2005 were:

     o    We have substantially completed CALM(TM)3.0, our labor and delivery product suite for large scale health facilities and expect to release the final product in the coming weeks. CALM(TM)3.0 is the newest release of our CALM(TM) suite of products, and is currently scheduled for installation at a number of leading U.S. based hospitals.

     o    We unveiled CALM(TM) Shoulder Screen, a new addition to our Decision
          Support Suite. CALM(TM) Shoulder Screen focuses on the prediction of shoulder dystocia, a key obstetrical challenge.

     o    In April of 2005, we entered into an agreement with AON Risk Services, a subsidiary of AON Corporation, to assist hospitals in improving their risk management profile in obstetrics. LMS and AON will work together to expand our customer base. AON will propose to its clients that they consider the implementation of LMS decision support tools to address key clinical indicators with their obstetrics practice.

     o    We have established a Risk and Patient Safety Advisory Board that will provide guidance on how to achieve widespread adoption of our risk management tools. This will include strategies to mobilize hospital teams to implement proactive risk reduction programs and to develop value propositions that address the concerns of hospital
          administrators, clinicians, risk managers and insurers. To date, Dr.
          Thomas J. Garite, Professor Emeritus in the Department of Obstetrics
          and Gynecology at the University of California, Irvine, Editor in
          Chief of the American Journal of Obstetrics and Gynecology; Dr. Eric
          Knox, professor of OB/GYN at the University of Minnesota and Dr.
          Marilyn Sue Bogner, President and Chief Scientist with the Institute for the Study of Human Error have been appointed to the Advisory Board which will be chaired by Mr. Harry G. Hohn of New York. Mr. Hohn, the former Chairman and Chief Executive Officer of New York Life is also a member of our Board of Directors.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements are prepared in accordance with Canadian GAAP. Our critical accounting policies and estimates include revenue recognition, the recording of research and development expenses and related investment tax credits, stock-based compensation expenses, financial instruments and income taxes. For a more detailed discussion of our critical accounting policies and estimates, please refer to the MD&A included in our 20-F filings with the United
States Securities and Exchange Commission and our March 31, 2005, Annual Report.
There have been no material changes to such estimates since that time.

SELECTED FINANCIAL INFORMATION
THREE-MONTH PERIOD ENDED JUNE 30, 2005 AND 2004

                                                     THREE-MONTHS   THREE-MONTHS
                                                         ENDED          ENDED
                                                       JUNE 30,       JUNE 30,
                                                         2005           2004
                                                           $              $
                                                     ------------   ------------
REVENUE
Software licences                                        179,869         95,170
Hardware                                                      --        110,055
Technical support and other                               88,046         26,232
                                                      ----------     ----------
                                                         267,915        231,457
                                                      ----------     ----------
OPERATING EXPENSES
Research and development costs                           975,747        691,346
Less: Tax credits                                        (56,350)      (127,235)
                                                      ----------     ----------
                                                         919,397        564,111
                                                      ----------     ----------
Direct costs of revenue                                   33,938         72,989
Selling and market development                           583,067        509,939
Administrative                                           669,739        476,435
Customer support                                         253,830        167,293
Quality assurance                                         55,188         42,517
Stock Option Expense                                     225,000             --
Special charges                                               --        223,441
Amortization of property, plant and equipment
   and patents                                            49,409         28,493
Foreign exchange loss (gain)                               6,852         (4,268)
                                                      ----------     ----------
                                                       2,796,420      2,080,950
                                                      ----------     ----------
OPERATING LOSS                                        (2,528,505)    (1,849,493)
Financial income, net                                    (66,479)       (48,233)
                                                      ----------     ----------
NET LOSS                                              (2,462,026)    (1,801,260)
                                                      ----------     ----------
                                                           (0.15)         (0.13)
BASIC AND DILUTED LOSS PER SHARE

CASH FLOW RELATED TO:
Operating activities                                  (1,222,406)    (1,990,652)
Investing activities                                   8,844,686        (59,574)
Financing activities                                     (10,694)    12,172,239
                                                      ----------     ----------

                                                          JUNE 30,     MARCH 31,
                                                            2005         2005
                                                              $            $
                                                         ----------   ----------
BALANCE SHEET DATA
Total assets                                             12,414,368   14,768,368
Total long term debt (includes current portion)              72,969       83,663
Total shareholders' equity                               10,466,874   12,703,900

SELECTED QUARTERLY FINANCIAL INFORMATION



                           2006                          2005                                      2004
                        ---------   ---------------------------------------------   ---------------------------------
                            Q1          Q4          Q3          Q2          Q1          Q4          Q3          Q2
                        ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------

Revenue                   267,915      74,685     677,816      76,339     231,457      23,531      31,611      28,686
Operating Loss          2,528,505   2,945,464   2,334,274   2,334,647   1,849,493   1,497,941   1,264,647   1,345,644
Net Loss                2,462,026   2,885,320   2,274,681   2,275,272   1,801,260   1,556,095   1,260,384   1,371,856
Basic and Diluted Net
   Loss per Share           (0.15)      (0.18)      (0.15)      (0.16)      (0.13)      (0.17)      (0.35)      (0.44)


RESULTS OF OPERATIONS

For the three-month period ended June 30, 2005 compared to the three-month period ended June 30, 2004.

REVENUE

Our revenue for the three-month period ended June 30, 2005, increased to
$268,000 compared to $231,000 for the same period in 2004. Sales of software licenses increased to $180,000 in 2005 compared to $95,000 in 2004, and technical support revenue increased to $88,000 compared to $26,000 in 2004. The increase in technical support revenue is a function of an increase in our install base. Hardware revenue declined to nil over the period from $110,000 for the same period in 2004. Hardware sales are only completed at the request of the customer and typically have a commensurate amount of associated costs.

RESEARCH AND DEVELOPMENT EXPENSES AND INVESTMENT TAX CREDITS

For the three-month period ended June 30, 2005 expenditures before investment tax credits were $976,000 as compared to $691,000 for the same period in 2004.
The majority of these expenditures were incurred in the development of
CALM(TM)3.0. We will release the final version of CALM(TM)3.0 in the coming weeks. The higher research and development costs are a reflection of an increase in the number of contract employees we have on staff. In the first quarter of fiscal 2006 we employed several additional contract employees compared to nil for the same period in fiscal 2005. Based on our current operating plan, we expect our research and development costs to remain relatively stable as we focus on continuing the development of our CALM(TM) suite of products, integrating our systems with a distributor and releasing CALM(TM) Patterns.

Investment tax credits decreased to $56,000 for the three-months ended June 30,
2005 from $127,000 for the three months ended June 30, 2004. This decrease is a function of our assessment of the refundable nature of these credits. No amounts related to carry forward investment tax credits have been recorded in the financial statements. Eligible expenditures incurred in Quebec remain qualified for the refundable provincial research and development investment tax credits and have been recorded accordingly.

DIRECT COSTS OF REVENUE

Direct costs of revenue for the three-month period ended June 30, 2005 decreased to $34,000 from $73,000 in 2004. This decrease is primarily due to costs related to the sale of hardware in

2004 that was not repeated in 2005. Current costs are predominantly royalty payments for third party software in connection with databases used within our monitoring system.

SELLING AND MARKET DEVELOPMENT

Selling and Market Development expenses for the three-month period ended June
30, 2005 were $583,000 as compared to $510,000 for the same period in 2004. The increase is mainly the result of the addition of product management employees and clinical specialists as we expanded our ability to serve our growing customer base. Due to increases in staffing, related travel and tradeshow expenses also increased.

ADMINISTRATIVE

Administrative expenses for the three-month period ended June 30, 2005 increased to $670,000 compared to $476,000 for the same period in 2004. The increase relates to the recording of $57,000 for director's fees for the quarter where nil was recorded in 2004, an increase of $193,000 for functions related to being a public company in the U.S. and Canada.

CUSTOMER SUPPORT

Our Customer Support department is a dedicated 24/7-service center for our customers. For the three-month period ended June 30, 2005 our Customer Support department expenses increased to $254,000 in 2005 from $167,000 for the same period in 2004. The change in 2005 results mainly from the addition of new employees to support the expansion of our customer support activities relating to an increased number of installations of our software as well as an increase in the maintenance of the overall install base.

QUALITY ASSURANCE

In 2002, we created the department of Quality Assurance and Regulatory Affairs with the responsibility of ensuring compliance with all applicable requirements and regulations of each country where our products are expected to be marketed.
For the three-month period ended June 30, 2005, these expenses increased slightly to $55,000 compared to $43,000 for the same period in 2004 as a result of increased travel and other costs.

STOCK OPTION EXPENSE

The Company incurred $225,000 in stock option expense during the period, compared to an amount of nil for the same period in the prior year. The Company records stock option expense for all stock option awards subsequent to November
1, 2003, when the Company adopted the transitional provisions of section 3870
Stock Based Compensation.

SPECIAL CHARGES

We have incurred charges related to professional fees, listing fees and other expenses incurred in connection with the listing of our common shares on the
Toronto Stock Exchange which occurred on April 22, 2004 and on the American
Stock Exchange which occurred on February 15, 2005. The ticker symbol for both
Stock Exchanges is LMZ. These charges have been recorded on a separate line item on the consolidated statement of operations under Special Charges. The Company incurred no special charges for the quarter ended June 30, 2005.

FOREIGN EXCHANGE

For the three months ended June 30, 2005, the Company incurred a foreign exchange loss of $7,000, compared to a gain of $4,000 for the same period in
2004. This was the result of variations in the US currency rate against the
Canadian dollar and the expansion of our activities in the U.S.

OPERATING LOSS AND NET LOSS

After considering the above expenses, our operating loss for the three-month period ended June 30, 2005 was $2,529,000 compared to $1,849,000 for the same period in 2004.

We generated net interest income of $66,000 for the three months ended June 30,
2005, compared to $48,000 in the three months ended June 30, 2004. This interest income was generated from the additional cash and short term investments purchased from the proceeds of the equity acquisitions during the prior fiscal year.

As a result, the net loss for the three-month period ended June 30, 2005 totaled
$2,462,000 ($0.15 per share) compared with $1,801,000 ($0.13 per share) for the three-month period ended June 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

Cash flow used for operations totaled $1,222,000 for the three month period ended June 30, 2005 compared to $1,991,000 for the same period in 2004.

In 2005, cash used in our operating activities is mainly explained by our net loss of $2,462,000 ($1,801,000 for the same period in 2004) offset by stock option expense of $225,000 and a net change in non-cash operating working capital of $965,000. The change in operating working capital resulted mainly from the collection of receivables that were outstanding at year end along with the receipt of $560,000 of investment tax credits receivable during the period.

INVESTING ACTIVITIES

Our investing activities consisted of an inflow of $8,964,000 representing the maturity of our short-term investments during the period along with expenditures of $119,000 for the acquisition of equipment and patents required for our activities. For the three-month period ended June 30, 2004 we spent $60,000 for the purchase of property plant and equipment.

FINANCING ACTIVITIES

During the three-month period ended June 30, 2005, financing activities used
$11,000 of cash, representing the repayment of obligations under capital leases compared to an inflow of $12,172,000 for the same period in 2004. The increase in 2004 was a function of the issuance of capital stock of $12,120,000 from an equity financing and $958,000 from the issuance of capital stock resulting from the reverse takeover transaction, net of share issue costs of $899,000, along with the repayment of obligations under capital leases of $7,000.

As a result of the above activities our cash and cash equivalents increased by
$7,612,000 for the three-month period ended June 30, 2005 compared to an increase of $10,122,000 for the same period in 2004.

As of June 30, 2005, we have no debt other than capital leases, which totaled
$73,000 and are repayable over the next 5 years. Our operating obligations are as follows:

Less than 1 year    $243,000
1 to 3 years        $407,000
More than 3 years   $  7,000
                    --------
Total               $657,000

FUTURE OUTLOOK

Our focus in the first quarter of 2006 has been to continue to develop our product offering, as evidenced by the soon to be released CALM(TM)3.0, while at the same time broadening the reach of our sales team and increasing our customer base, and implementing cost initiatives in order to control our expenses. We will continue to progress in these areas in the remainder of 2006. We expect to release a product offering of CALM(TM) Shoulder Screen in the third quarter of this fiscal year. It is also our goal to release CALM(TM) Patterns during the last part of the year. In the upcoming year, we expect that the level of expense will be commensurate with the level experienced in the first quarter of fiscal
2006, but we expect that our revenue will increase over the same period and we will experience a lower net loss than in the prior year.

Our revenue is expected to increase in the remainder of 2006 compared to the current quarter and compared to the last fiscal year, predominantly due to the fact that we will release the final version of CALM(TM)3.0. We expect to install
CALM(TM)3.0 in a number of hospitals in the United States in the coming weeks and expect that we will have additional sales of this product throughout the year. Another function of the expected increase in revenue stems from the fact that we have entered into agreements with partners and distributors which will be in effect for this entire fiscal year. As a result of increased system sales, fees from technical support service agreements are also expected to increase as we increase our install base.

The level of research and development expenses incurred in the first quarter of fiscal 2006 is expected to continue in each of the next three quarters as we focus on the integration of our system with those of our distributors, the release of CALM(TM) Shoulder Screen and the release of CALM(TM) Patterns.

Direct costs are expected to increase commensurate with the increase in sales, and also as a function of sales mix as costs of hardware are typically a higher percentage of revenue than other direct costs. However, we do not intend to sell hardware unless required by customers. Selling and market development expenses are expected to continue at the same rate as experienced in the current quarter or to increase slightly. We will focus our sales efforts on the release of
CALM(TM) 3.0, CALM(TM) Shoulder Screen and CALM(TM) Patterns as well as continue to broaden our sales reach and customer focus. Administrative expenses are expected to remain relatively in line with the levels of expense experienced in the first quarter of this year. We don't expect that customer support costs will increase in the short term as we believe we have the appropriate resources to support the level of growth expected for this fiscal year.

In light of the inherent uncertainties associated with our ability to secure sales, to invest in new projects, to expand and accelerate our product sales in the U.S and in other markets and to enter into additional distribution agreements, further financing may be required to support our operations in the future. Based on current plans, it is anticipated that total expenses will remain relatively stable for the next twelve months. We believe we have sufficient resources to fund operations for the next twelve months.

To date, we have financed our operations, technology development, patent filings and capital expenditures primarily through issuance of shares and issuances of convertible notes by way of private placements, with the receipt of investment tax credits earned on eligible expenditures, by loans and promissory notes from financial institutions and by capital leases. Since our inception, we have raised gross proceeds in excess of $47.6 million from equity-based financings.

We may require additional financing to expand our operations and intend to raise funds from time to time. Funding requirements may vary depending on a number of factors, including the progress of our research and development program, the establishment of collaborations and the market acceptance of our products in
North America and internationally.

When additional funds are required, potential sources of financing include strategic relationships and public or private sales of our Common Shares. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when the need arises on terms that will be acceptable to us. If funds are raised by issuing additional Common
Shares, or other securities convertible into our Common Shares, the ownership interests of our existing shareholders will be diluted. If we are unable to obtain financing when required, we will not be able to carry out our business plan, including marketing and distribution initiatives. We would have to significantly limit our operations and business, and our financial condition and results of operations would be materially harmed.

RELATED PARTY TRANSACTION

The Company incurred fees of $47,000 during the period ($45,000 for the same period in the prior year) under a management services agreement with a related company having one common director.

RISK FACTORS

For a more detailed discussion of risk factors that could materially affect our results of operations and financial condition, please refer to the company's
Form 20-F.

OTHER MD&A REQUIREMENTS

All relevant information related to our Company is filed, in Canada, electronically at www.sedar.com and in the United States of America at
www.sec.gov.